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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

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                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 8. Additional Information to be Furnished.

      The Board of Directors (the "RSC Board") of Rental Service Corporation ("RSC") established the close of business on Thursday, May 13, 1999 as the record date for determining stockholders entitled to vote on the proposed merger of RSC and NationsRent, Inc. at a special meeting of RSC's stockholders to be scheduled and held for that purpose.

     The RSC Board also fixed a record date of the close of business on Thursday, May 13, 1999 for purposes of determining stockholders entitled to act upon each of the proposals comprising the consent solicitation of United Rentals, Inc. ("United Rentals") which is seeking, among other things, to remove and replace the RSC Board in connection with the tender offer of UR Acquisition Corporation, a wholly owned subsidiary of United Rentals. The record date of May 13, 1999 was established by the RSC Board in response to United Rentals' submission of a new slate of nominees for its consent solicitation and its related request for a record date delivered to RSC on April 27, 1999. The May 13, 1999 record date for purposes of United Rentals' consent solicitation supersedes the prior May 3, 1999 record date established by the RSC Board, which May 3, 1999 record date is no longer of effect for any purpose.

     A copy of the press release issued by RSC related to the foregoing matters is filed as Exhibit 45 hereto and is incorporated by reference herein.

Item 9. Material to be Filed as Exhibits.

     45   Press Release issued by RSC dated May 4, 1999.


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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1999                        Rental Service Corporation

                                                /s/ Robert M. Wilson
                                          By: _________________________________
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer